FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2017

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

São Paulo, Brazil, October 16, 2017 – GPA [B3: PCAR4; NYSE: CBD] announces its sales performance for the third quarter of 2017. All comparisons are with the same period of 2016, except where stated otherwise. In the financial statements of GPA, on 09/30/2017, due to the ongoing divestment of the interest held by GPA in Via Varejo S.A., as announced in the material fact notice of 11/23/2016, the operations of Via Varejo are treated as discontinued operations. Thus, net sales and other profit or loss lines were retrospectively adjusted, as determined by IFRS 5/CPC 31 and approved by CVM Resolution 598/09 – Sale of non-current assets and discontinued operations. Therefore, the following comments do not include the performance of Via Varejo.

3Q17 SALES

Net sales of R$ 10.9 billion, up 8.1%1 vs. 3Q16, explained by:

●    Strong sales growth at Assaí of 25.2%1 and of 7.7%2 on a same-store basis. Despite the sharp deflation in the period, Assaí posted its strongest combined growth in sales volume and customer traffic of recent quarters

●    Multivarejo reached same-store sales growth of 0.6%1. Sales volume recovery at the Pão de Açúcar banner was the highlight. Extra Hiper continued to deliver the best performance among formats, with market share(*)  gains

●    Acceleration of store conversions: 4 stores converted in the quarter, totaling 9 stores since 4Q16, which registered revenue growth of around 3.0x

●    Multivarejo and Assaí continued to gain market share(*) in the quarter

Multivarejo:

- Continuous gains in market share(*) for over 12 consecutive periods and improvement in the trend of sales volume and customer traffic during the quarter, attesting to the success and maturation of the commercial policies implemented;

- “My Discount” program registered 3 million app downloads, which expanded the loyal customer base by 1 million. The program’s promotions are present already in around 25% of customers’ baskets at the Pão de Açúcar banner and in some 20% of baskets at the Extra banner;

- Recovery at the Pão de Açúcar banner supported by the commercial strategies launched since the end of 2Q17: highlights include “My Discount” program, “Collect & Win” promotion, assortment review and launch of iconic products;

- Extra Hiper continued to deliver the best same-store sales performance among all banners, with improvement in the volume trend and customer traffic remaining at 2Q17 levels. Though performance was affected by food deflation, it continues to be leveraged by non-food categories as a result of sales initiatives, especially in the mobile, general merchandise, home appliance and apparel categories.

Assaí:

- Solid growth of 25.2%[1], supported by the good performance of new stores and the same-store sales growth of 7.7%[2], despite the intense effects from deflation on food products in the quarter (food at home inflation going from 16.3% in 3Q16 to -4.5% in 3Q17) and the strong comparison base;

- Anticipating this deflationary scenario, commercial actions were implemented at the banner, which included developing new categories, resulting in one of the best combined performances of volume and customer traffic of recent quarters;

- Converted stores continued to deliver sales growth of around 3.0x. In 3Q17, five stores were inaugurated, of which four were conversions and one organic.

(*) Multivarejo and Assaí: growth above the industry average based on data from Nielsen for each segment.

(1) In 3Q17, the calendar adjustment (related to days of the week) was -10 bps at GPA Food, with 0 bps at Multivarejo and -10 bps at Assaí. In 9M17, the adjustment was +60 bps at GPA Food, with +80 bps at Multivarejo and +60 bps at Assaí.

(2) Includes the stores converted from Extra Hiper to Assaí, which in 3Q17 contributed 100 bps to Food and 290 bps to Assaí. In 9M17, these figures were 80 bps and 220 bps, respectively.

I. Performance

Multivarejo

Net sales reached R$ 6.2 billion in the quarter and same-store sales growth was 0.6%1, with sales performance improving significantly over the quarter. Highlights included (i) the recovery in performance at the Pão de Açúcar banner, (ii) Extra Hiper delivering the best performance among the banners, and (iii) continued market share gains in 2017 in relation to 2016. In comparison with 2Q17, Multivarejo registered improvement of about 2% in sales volume.

Total net sales performance was affected by the closure of 15 hypermarkets since the start of the year for conversion into Assaí stores, which had a negative impact of more than 300 bps. Moreover, food at home inflation, which reached 16.3% in 3Q16, slowed to -4.5% in 3Q17.

Extra Hiper continued to deliver consistent same-store sales growth despite the impact of deflation, leveraged by the performance of non-food categories (home appliances, general merchandise and apparel) and the continuity of commercial actions and the 1,2,3 Savings Steps program.

The Pão de Açúcar banner posted recoveries in sales and volumes, reflecting the commercial initiatives implemented since end-2Q17, such as (i) reinforcing the loyalty program with “My Discount” app, (ii) the promotional action “Collect & Win,” and (iii) the launch of iconic products with more attractive pricing. In comparison with 2Q17, Pão de Açúcar registered a recovery in sales volume of around 12%, leveraged by a higher average ticket.

The banner also launched a store-renovation plan, with the expectation of renovating approximately 50 stores by year-end, with 11 full renovations and 39 light renovations.

The performance of the Extra Supermarket format continues to be affected by the sharp food deflation and the challenging economic scenario. However, in real terms, performance improved in relation to 2Q17, accompanied by significant improvement in sales volume during 3Q17.

Assaí

Net sales amounted to R$ 4.7 billion, advancing 25.2%1 vs. 3Q16. On a same-store basis, Assaí net sales grew 7.7%2. Despite the intense food deflation (food at home inflation going from 16.3% in 3Q16 to -4.5% in 3Q17) in important categories, such as Commodities, Dairy, Meat and Produce, Assaí posted higher sales volume than last year and continuous growth in customer traffic.

In anticipation of the strong deflationary impact expected this quarter, important negotiations of cooperative actions were conducted with suppliers, especially small companies, with a focus on categories with a lower deflationary impact, which leveraged stronger volume growth, with the highlight the "Merchant Festival” action.

The 17 stores opened in the last 12 months added around R$ 900 million of gross sales in the quarter, demonstrating the success of the expansion program and the strong and rapid adherence of customers to Assaí's value proposition, especially in regions new to the banner.

1 In 3Q17, the calendar adjustment (related to days of the week) was -10 bps at GPA Food, with 0 bps at Multivarejo and -10 bps at Assaí. In 9M17, the adjustment was +60 bps at GPA Food, with +80 bps at Multivarejo and +60 bps at Assaí.

2 Includes the stores converted from Extra Hiper to Assaí, which in 3Q17 contributed 100 bps to Food and 290 bps to Assaí. In 9M17, these figures were 80 bps and 220 bps, respectively.

Converted stores delivered a better-than-expected sales multiple of around 3.0x, confirming the success of the locations/regions selected under the project to optimize the store portfolio.

In the quarter, Assaí accounted for 42.9% of GPA Food’s total net sales, up 590 bps on the prior-year period. The Assaí format continued to capture market share gains in the quarter, of around 330 bps compared to the same period last year.

Expansion

Four conversions from Extra Hiper to Assaí were delivered during the quarter, bringing to seven the total number of conversions delivered in the year. At least another nine conversions should be completed in 4Q17. Seven new stores were also opened in 3Q17: 1 Assaí, 1 Pão de Açúcar, 3 Minuto Pão de Açúcar and 2 drugstores.

The Aliados Compre Bem project registered around 200 new partners, bringing the total number of partners to 433.

Additionally, at the end of July we reopened the commercial center at Extra Interlagos, which added 2,421 m² to existing GLA with a complete mix of stores adapted to the region’s target public. The grand opening occurred with 100% of areas already leased.

II. Additional Information

Investor Relations Contacts

Daniela Sabbag

Isabela Cadenassi

Victor Manuel Diaz Silvera

Matheus Fujisawa

Sarah Hatia

Tel: 55 (11) 3886-0421

Fax: 55 (11) 3884-2677

gpa.ri@gpabr.com

www.gpari.com.br

About GPA: GPA is Brazil’s largest retailer, with a distribution network comprising over 2,000 points of sale as well as electronic channels. Established in 1948 in São Paulo, it has its head office in the city and operations in 20 Brazilian states and the Federal District. With a strategy of focusing its decisions on customers and better serving them based on their consumer profile in the wide variety of shopping experiences it offers, GPA adopts a multi-business and multi-channel platform with brick-and-mortar stores and e-commerce operations divided into three business units:  Multivarejo, which operates the supermarket, hypermarket and Minimercado store formats, as well as fuel stations and drugstores under the Pão de Açúcar and Extra banners; Assaí, which operates in the cash-and-carry wholesale segment; GPA Malls, which is responsible for managing the Group's real estate assets, expansion projects and new store openings; and Via Varejo’s discontinued operations, with its bricks and mortar electronics and home appliances stores under the Casas Bahia and Pontofrio banners, and the e-commerce segment.

Disclaimer: Statements contained in this release relating to the business outlook of the Company, projections of operating/financial results, growth prospects of the Company and market and macroeconomic estimates are merely forecasts and are based on the beliefs, plans and expectations of Management in relation to the Company’s future. These expectations are highly dependent on changes in the market, in Brazil’s general economic performance, in the industry and in international markets, and therefore are subject to change.

III. Appendix

Company’s Business Units: The Company’s business is divided into two segments, namely Retail and Cash & Carry, grouped as follows:

Food Segment: Represents the combined results of Multivarejo and Assaí, excluding equity income (loss) from Cdiscount, which is not included in the operating segments reported by the Company.

Growth and changes: The growth and changes presented in this document refer to variations from the same period last year, except where stated otherwise.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: October 16, 2017	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.